As filed with the Securities and Exchange Commission on July 25, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES EXCHANGE ACT OF 1933

TAYLOR CAPITAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	36-4108550
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

9550 West Higgins Road

Rosemont, Illinois 60018

(847) 653-7978

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Daniel C. Stevens

Chief Financial Officer

9550 West Higgins Road

Rosemont, Illinois 60018

(847) 653-7978

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Steven A. Shapiro, Esq. Jeffrey R. Patt, Esq. Katten Muchin Rosenman LLP 525 West Monroe Street Chicago, Illinois 60661-3693 (312) 902-5200	William R. Kunkel, Esq. Susan S. Hassan, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 333 West Wacker Drive Chicago, Illinois 60606 (312) 407-0700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$66,000,000	$7,768.20

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 25, 2005

PRELIMINARY PROSPECTUS

                         Shares

TAYLOR CAPITAL GROUP, INC.

Common Stock

We are offering                      shares of our common stock and the selling stockholders are offering                      shares of our common stock. The public offering price is $             per share.

Our common stock is currently quoted and traded on The Nasdaq National Market under the symbol “TAYC”. The last reported sale price of our common stock on The Nasdaq National Market on July 22, 2005 was $39.34 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to              additional shares of common stock at the public offering price less the underwriting discount to cover over-allotments, if any.

These securities are not savings accounts, deposit accounts or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2005.

KEEFE, BRUYETTE & WOODS

STIFEL, NICOLAUS & COMPANY

INCORPORATED

RYAN BECK & CO.

The date of this prospectus is                     , 2005

The premier bank for closely-held businesses in the Chicago metropolitan area and the people who own and manage them.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell shares of common stock, and soliciting offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus and in the documents incorporated by reference in this prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or of any sales of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates. It is important for you to read and consider all information contained and incorporated by reference in this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in the section of this prospectus entitled “Where You Can Find Additional Information.”

In this prospectus, we rely on and refer to information and statistics regarding the banking industry in the United States and the banking market in the Chicago metropolitan area. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

As used in this prospectus, the terms “we,” “us,” “our,” and “Taylor Capital” refer to Taylor Capital Group, Inc. and its consolidated subsidiaries (unless the context indicates another meaning).

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information you should consider in making your investment decision. You should read carefully this entire prospectus, including the information set forth in “Risk Factors” and our consolidated financial statements and the related notes and other information appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise noted, all information in this prospectus assumes that the underwriters will not exercise the option to purchase from us additional shares of common stock to cover over-allotments.

Our Company

We are a bank holding company headquartered in Rosemont, Illinois, a suburb of Chicago. We derive substantially all of our revenue from our wholly-owned subsidiary, Cole Taylor Bank. Cole Taylor Bank has served the Chicago metropolitan area for over 75 years. As of March 31, 2005, Cole Taylor Bank was the eighth largest commercial bank headquartered in the Chicago metropolitan area based on assets. We provide a range of products and services primarily to closely-held businesses in the Chicago metropolitan area and the people who own and manage them. At June 30, 2005, we had total assets of approximately $3.1 billion, deposits of approximately $2.4 billion, and stockholders’ equity of approximately $172.7 million.

Our primary business is commercial banking. As of June 30, 2005, approximately 88% of our loan portfolio was comprised of commercial loans. Our targeted commercial lending customers are closely-held, Chicago-area businesses in industries such as manufacturing, wholesale and retail distribution, transportation, construction contracting and professional services. Our commercial lending activities primarily consist of providing loans for working capital, business expansion or acquisition, owner-occupied commercial real estate financing, revolving lines of credit and stand-by and commercial letters of credit.

Our real estate lending activities primarily consist of providing loans to professional homebuilders, condominium and commercial real estate developers and investors. Our real estate development customers typically seek acquisition, development and construction loans and stand-by letters of credit. The majority of our development and construction lending is for residential home development, primarily in the Chicago metropolitan area, although we will lend to our existing homebuilder customers in connection with development projects outside of the Chicago metropolitan market. Our real estate investment customers typically seek term financing on selected income producing properties, including multi-family, retail, office and industrial properties.

In addition to our lending activities, we offer corporate cash management services, tax-deferred exchange and corporate trust services to our commercial and municipal customers. Our cash management services, which include internet balance reporting, automated clearing house products, lock-box processing, controlled disbursement, and account reconciliation, help our commercial banking customers meet their cash management needs.

We cross-sell products and services to the owners and managers of our commercial customers designed to help them meet their personal financial goals. Our product offerings currently include personal customized credit and investment management services. Through third-party providers, we also offer insurance products and brokerage services.

We offer deposit products such as checking, savings and money market accounts, time deposits and repurchase agreements to our commercial and community-based customers, typically individuals and small businesses, located near our 11 banking centers. We believe we can serve our community-based customers by offering competitive credit and deposit products and automated delivery channels such as automated teller machines, telephone and internet banking.

Our Strategy

Our strategy to build stockholder value is based on a focused plan to be the premier bank for closely-held businesses in the Chicago metropolitan area and the people who own and manage them. Providing commercial banking services to this market niche has been an integral part of Cole Taylor Bank’s strategy since it was founded in 1929. We plan to continue our success by further leveraging the following competitive strengths:

•	Relationship banking. We closely partner with our customers so that we understand the dynamics of the businesses we serve. We believe this approach allows us to respond promptly to a customer’s needs and create the appropriate financial solution for them. We believe closely-held business owners value a relationship with a banker who understands the challenges and opportunities they face. For this reason, we believe our relationship managers are the most important “product” we bring to the market. We believe our strategy is therefore dependent upon our continuing ability to attract and retain experienced and successful relationship managers eager to work within our relationship-banking model, and who share our passion for working with closely-held businesses and their owner-operators. We also have designed our cash and equity-based compensation programs to incentivize and reward our relationship managers based on their results.

•	Optimal position in our market. We believe we are well positioned to address the needs of our target market. We are large enough to handle complex credit facilities, cash management services and investment products, yet small enough to provide more personalized customer service. We also believe it is important to our customers to have access to our senior management who understand the issues that are faced by an owner-operated business. This relationship banking approach, coupled with our ability to offer customized products and financial solutions, is what we believe sets us apart from our competition.

•	Efficient, organic growth. Since the formation of our bank holding company in 1997, we have achieved stable organic growth and we expect to continue to increase our profitability by growing our loans outstanding over an efficient expense base and cross-selling other products and services to our commercial lending customers and the owners and managers of those businesses. We believe we can achieve greater profitability by leveraging our current infrastructure and holding increases in our expense base to levels generally consistent with inflation. We plan to generate and develop new customer relationships by, among other things, continuing to market and promote our brand in the Chicago metropolitan area.

•	Effective credit risk management. Our disciplined underwriting and credit administration and monitoring process is critical to our success. Since the formation of our bank holding company in 1997, we have maintained our losses from uncollectible loans in a range of 27 to 50 basis points of our total loan portfolio.

•	Focus on our targeted customers. We focus our time and resources on closely-held businesses and the owners and managers of these businesses. We seek to leverage our commercial relationships by cross-selling products and services to address the personal financial needs of these business owners and managers. We see additional opportunity with our target customers through expanding our relationships with key decision-makers with personal products, such as personal customized credit, financial planning and investment management services, and our array of deposit products.

THE OFFERING

Common stock offered by us	shares ( shares if the underwriters exercise their over-allotment option in full).

Common stock offered by the selling stockholders	shares.

Common stock outstanding after the offering	shares ( shares if the underwriters exercise their over-allotment option in full).

Use of proceeds

We intend to use the net proceeds of this offering for general corporate purposes, which may include our working capital needs and investments in our subsidiary bank to support our growth. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. For additional information, see the section of this prospectus captioned “Use of Proceeds.”

Dividends

We have paid regular cash dividends on our common stock since 1997. A cash dividend of $0.06 per share was paid on July 7, 2005 to stockholders of record as of June 27, 2005. We intend to continue to pay dividends, but the payment of dividends in the future will depend on a number of factors. We cannot assure you that dividends will be paid in the future. For additional information, see the section of this prospectus captioned “Dividend Information.”

Nasdaq National Market symbol	TAYC

Risk factors

You should carefully read and consider the information set forth under the section of this prospectus captioned “Risk Factors” and all other information included or incorporated by reference in this prospectus before investing in our common stock.

The number of shares of our common stock outstanding immediately after this offering is based on the number of shares outstanding as of June 30, 2005. This number does not take into account:

•	873,668 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $23.14 per share; and

•	136,033 shares of common stock reserved for issuance pursuant to future grants under our incentive compensation plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary consolidated financial data that is qualified in its entirety by and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes incorporated by reference in this prospectus. The summary consolidated financial data presented below as of and for the years ended December 31, 2004 and 2003 and for the year ended December 31, 2002 is derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated financial data as of and for the years ended December 31, 2001 and 2000 and as of December 31, 2002 is derived from our audited consolidated financial statements, which are not incorporated by reference in this prospectus. The summary consolidated financial data for the six-month periods ended June 30, 2005 and 2004 is derived from our unaudited consolidated financial statements incorporated by reference (or to be incorporated by reference) in this prospectus. In the opinion of management, our unaudited consolidated financial statements for the six months ended June 30, 2005 and 2004 include all normal recurring adjustments necessary for a fair presentation of results for the unaudited interim periods. Ratios are annualized for the six months ended June 30, 2005 and 2004. Results from interim or past periods are not necessarily indicative of results that may be expected for any future period. All share and per share information for all periods presented has been adjusted for a three-for-two split of our common stock that was effected as a dividend to stockholders of record as of October 2, 2002.

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2005	2004	2004	2003	2002(1)	2001	2000
	(dollars in thousands, except per share data)		(dollars in thousands, except per share data)
	(unaudited)
Income Statement Data:
Net interest income	$52,750	$46,595	$96,201	$95,730	$101,335	$91,718	$87,322
Provision for loan losses	2,751	5,500	10,083	9,233	9,900	9,700	7,454

Net interest income after provision for loan losses	49,999	41,095	86,118	86,497	91,435	82,018	79,868
Noninterest income:
Service charges	4,815	5,631	10,854	12,336	12,206	11,914	10,346
Trust and investment management fees	2,341	2,573	5,471	5,051	5,541	6,425	4,654
Gain-on-sale of land trusts	2,000	—	—	—	—	—	—
Gain-on-sale of branch	1,572	—	—	—	—	—	—
Gain-on-sale of investment securities, net	127	—	144	—	2,076	2,333	750
Other noninterest income	1,354	775	2,857	2,654	2,156	3,601	3,523

Total noninterest income	12,209	8,979	19,326	20,041	21,979	24,273	19,273
Noninterest expense:
Salaries and employee benefits	19,962	20,325	38,951	41,066	43,780	43,207	39,383
Legal fees, net	781	1,003	1,808	943	4,098	2,504	12,053
Goodwill amortization	—	—	—	—	—	2,316	2,326
Lease abandonment and termination charges	—	—	984	3,534	—	—	—
Litigation settlement charge	—	—	—	—	61,900	—	—
Other noninterest expense	13,521	15,871	29,930	33,680	33,376	31,105	26,821

Total noninterest expense	34,264	37,199	71,673	79,223	143,154	79,132	80,583

Income (loss) before income taxes	27,944	12,875	33,771	27,315	(29,740)	27,159	18,558
Income taxes	10,825	4,432	11,110	8,568	11,675	9,528	9,604

Net income (loss)	17,119	8,443	22,661	18,747	(41,415)	17,631	8,954
Preferred dividend requirements	—	(1,875)	(1,875)	(3,443)	(3,442)	(3,443)	(3,443)

Net income (loss) applicable to common stockholders	$17,119	$6,568	$20,786	$15,304	$(44,857)	$14,188	$5,511

Common Share Data:
Basic earnings (loss) per share	$1.79	$0.69	$2.18	$1.62	$(6.12)	$2.07	$0.80
Diluted earnings (loss) per share	1.75	0.68	2.16	1.61	(6.12)	2.05	0.79
Cash dividends per share	0.12	0.12	0.24	0.24	0.24	0.24	0.24
Book value per share	17.69	14.42	16.08	14.57	13.87	19.41	17.25
Dividend payout ratio	6.86%	17.65%	11.11%	14.91%	(3.92)%	11.61%	30.13%
Weighted-average shares — basic earnings per share	9,570,041	9,495,701	9,539,242	9,449,336	7,323,979	6,862,761	6,919,751
Weighted-average shares — diluted earnings per share	9,797,562	9,591,459	9,644,515	9,528,785	7,323,979	6,908,070	6,960,494
Shares outstanding — end of period	9,761,061	9,518,556	9,653,549	9,486,724	9,410,660	6,836,028	6,902,289

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2005	2004	2004	2003	2002(1)	2001	2000
	(dollars in thousands, except per share data)		(dollars in thousands, except per share data)
	(unaudited)
Balance Sheet Data (at period end):
Total assets	$3,073,989	$2,768,023	$2,888,076	$2,603,656	$2,535,461	$2,390,670	$2,263,323
Investment securities	547,320	564,398	533,619	488,302	501,606	494,208	510,187
Total loans	2,278,565	2,060,083	2,211,606	1,962,008	1,879,474	1,741,637	1,611,692
Allowance for loan losses	37,411	36,929	37,484	34,356	34,073	31,118	29,568
Goodwill	23,237	23,354	23,354	23,354	23,354	23,354	25,671
Total deposits	2,416,437	2,172,180	2,284,037	2,013,084	1,963,749	1,833,689	1,742,830
Short-term borrowings	266,825	197,127	229,547	219,108	215,360	244,993	249,819
Notes payable and FHLB advances	85,500	95,500	85,500	110,500	110,500	111,000	77,000
Junior subordinated debentures	87,638	87,638	87,638	45,000	45,000	—	—
Preferred stock	—	38,250	—	38,250	38,250	38,250	38,250
Common stockholders’ equity	172,713	137,297	155,261	138,235	130,487	132,666	119,061
Total stockholders’ equity	172,713	175,547	155,261	176,485	168,737	170,916	157,311
Selected Financial Ratios:
Return on average assets	1.17%	0.63%	0.83%	0.73%	(1.70)%	0.75%	0.40%
Return on average stockholders’ equity	21.26	9.47	13.82	10.86	(26.29)	10.62	5.93
Net interest margin (non tax-equivalent)(2)	3.79	3.65	3.67	3.91	4.37	4.13	4.14
Noninterest income to revenues	12.92	12.08	12.33	12.85	13.08	12.72	9.84
Efficiency ratio(3)	55.93	66.94	62.12	68.43	118.08	69.62	76.13
Loans to deposits	94.29	94.84	96.83	97.46	95.71	94.98	92.48
Average interest earning assets to average interest-bearing liabilities	123.84	126.04	126.03	124.71	124.48	122.48	122.58
Asset Quality Ratios:
Allowance for loan losses to total loans	1.64%	1.79%	1.69%	1.75%	1.81%	1.79%	1.83%
Allowance for loan losses to nonperforming loans(4)	153.58	162.08	265.98	150.79	186.62	178.84	264.69
Net loan charge-offs to average total loans	0.25	0.29	0.34	0.47	0.39	0.49	0.27
Nonperforming assets to total loans plus repossessed property(5)	1.09	1.18	0.64	1.17	1.00	1.03	0.71
Capital Ratios:
Total stockholders’ equity to assets —end of period	5.62%	6.34%	5.38%	6.78%	6.66%	7.15%	6.95%
Average stockholders’ equity to average assets	5.52	6.65	5.99	6.73	6.45	7.09	6.79
Leverage ratio	7.08	7.90	6.48	7.64	7.21	5.99	5.55
Tier 1 risk-based capital ratio	8.05	9.12	7.27	8.73	8.82	7.70	7.25
Total risk-based capital ratio	10.74	11.89	10.25	10.44	10.61	8.96	8.51

(1)	During 2002, we agreed to settle outstanding litigation concerning our acquisition of Cole Taylor Bank in 1997. This settlement resulted in a $61.9 million charge recorded in 2002. We fully satisfied our obligations under the settlement from the net proceeds of our initial public offering in October 2002.

(2)	Net interest margin is determined by dividing net interest income, as reported, by average interest-earning assets.

(3)	The efficiency ratio is determined by dividing noninterest expense by an amount equal to net interest income plus noninterest income, less the gains from the sale of investment securities, the branch and the land trust operations.

(4)	Nonperforming loans includes nonaccrual loans and loans contractually past due 90 days or more but still accruing interest.

(5)	Nonperforming assets include nonperforming loans, other real estate, and other repossessed assets.

RISK FACTORS

An investment in our common stock involves a number of risks. You should read carefully and consider the following risks as well as the other information included or incorporated by reference in this prospectus, including our consolidated financial statements and the notes to those financial statements, before making an investment decision. Our business, financial condition, results of operations and prospects could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to Our Business

Fluctuations in interest rates could reduce our profitability.

We are subject to interest rate risk. We realize income primarily from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In addition, the individual market interest rates underlying our loan and deposit products (e.g., LIBOR and prime) may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected. In addition, loan volume and quality and deposit volume and mix can be affected by market interest rates. Changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, origination volume and overall profitability.

As of March 31, 2005, our internal financial models indicated an exposure to our net interest income from both declining or static (flat) rates. If market interest rates were to remain static and we experienced no change in the volume and mix of our earning assets or funding liabilities, we expect that our earning asset yields would likely remain flat and our liability rates would likely increase, resulting in a reduced net interest spread. Our net interest income would also likely decline if rates were to fall. We estimate that, as of March 31, 2005, our net interest income at risk for year one in a falling rate scenario of 200 basis points would be approximately $8.0 million, or 7.85%, lower than our net interest income in a rates unchanged scenario. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan and security prepayments, deposit decay and pricing and reinvestment strategies and should not be relied upon as indicative of actual results.

We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially harmed.

Our wholesale funding sources may prove insufficient to replace deposits at maturity and support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. As we continue to grow, we are likely to become more dependent on these sources, which include brokered and out-of-local-market certificates of deposit, broker/dealer repurchase agreements, federal funds purchased and Federal Home Loan Bank, or FHLB, advances. At June 30, 2005, we had approximately $484.1 million of brokered deposits, $146.0 million of out-of-local-market certificates of deposit and $75.0 million of FHLB advances outstanding. At June 30, 2005, we had no broker/dealer repurchase agreements. Adverse operating results or changes in industry conditions could lead to an inability to replace these additional funding sources at maturity. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Like all financial institutions, we maintain an allowance for loan losses to provide for loans in our portfolio that may not be repaid in their entirety. We believe that our allowance for loan losses is maintained at a level adequate to absorb probable losses inherent in our loan portfolio as of the corresponding balance sheet date. However, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect our operating results.

In evaluating the adequacy of our allowance for loan losses, we consider numerous quantitative factors, including our historical charge-off experience, growth of our loan portfolio, changes in the composition of our loan portfolio and the volume of delinquent and criticized loans. In addition, we use information about specific borrower situations, including their financial position and estimated collateral values under various liquidation scenarios, to estimate the risk and amount of loss for those borrowers. Finally, we also consider many qualitative factors, including general and economic business conditions, duration of the current business cycle, the impact of competition on our underwriting terms, current general market collateral valuations, trends apparent in any of the factors we take into account and other matters, which are by nature more subjective and fluid. Our estimates of the risk of loss and amount of loss on any loan are greatly complicated by the significant uncertainties surrounding our borrowers’ abilities to successfully execute their business models through changing economic environments, competitive challenges and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, our actual losses may vary from our current estimates.

As a business bank, our loan portfolio is comprised primarily of commercial loans to businesses. These loans are typically larger in amount than loans to individual consumers and generally are viewed as having more risk of default than residential real estate loans or other consumer loans. Larger commercial loans also can cause greater volatility in reported credit quality performance measures, such as total impaired or nonperforming loans. For example, our current credit risk rating and loss estimate with respect to a single sizeable loan can have a material impact on our reported impaired loans and related loss exposure estimates. Because our loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of any one or a few of these loans may cause a significant increase in uncollectible loans that could have an adverse impact on our results of operations and financial condition.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs, net of recoveries. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

Our business is subject to the conditions of the local economy in which we operate.

Our success is dependent to a significant extent upon economic conditions in the Chicago metropolitan area, where substantially all of our loans are originated. For example, our small- and middle-market business and commercial real estate customers in the Chicago metropolitan area could be significantly affected by a local recession or economic downturn, which may result in an increase of defaults on outstanding loans and reduced demand for future loans, both of which could adversely affect us. Adverse changes in the economy of the Chicago metropolitan area could also impair our ability to gather deposits and could otherwise have a negative effect on our business, including the demand for new loans, the ability of customers to repay loans and the value of the collateral securing loans. Furthermore, 71% of our loan portfolio involves loans that are to some degree secured by real estate properties located primarily within the Chicago metropolitan area. In the event that real estate values in the Chicago area decline, the value of this collateral would be impaired.

Competition from financial institutions and other financial services providers may adversely affect our growth and profitability.

We operate in a highly competitive industry and experience intense competition from other financial institutions in our market. We compete with these institutions in making loans, attracting deposits and recruiting and retaining talented people. Many of our competitors are well-established, larger financial institutions. We have observed that the competition in our market for making commercial loans has resulted in more competitive pricing and credit structure as well as intense competition for skilled commercial lending officers. These trends could have a material adverse effect on our ability to grow and remain profitable. Significant discounting of interest rates offered on loans negatively impacts interest income and can therefore adversely impact net interest income. More liberal credit structures can expose a financial institution to higher losses from lending activities. An inability to recruit and retain skilled commercial loan officers poses a significant barrier to retaining and growing our customer base.

While we believe we can and do successfully compete with other financial institutions in our market, we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification. Although our competitive strategy is to provide a distinctly superior customer and employee experience, we can give no assurance this strategy will be successful.

We are dependent upon the services of our senior management team.

Our future success and profitability is substantially dependent upon the management and banking abilities of our senior executives, including Jeffrey and Bruce Taylor, the two most senior officers of our company and Cole Taylor Bank. We have not entered into employment or non-competition agreements with Jeffrey or Bruce Taylor or any other officers of our company or Cole Taylor Bank, and can provide no assurance that we will be able to retain these key people or prevent them from competing with us should we lose their services. The unexpected loss of the services of any one of these key people could materially harm our business. In addition, any changes in key personnel and their responsibilities may be disruptive to our operations and could have a material adverse effect on our business, financial condition and results of operations.

Our business strategy is dependent on our ability to attract, develop and retain highly skilled and experienced personnel in our customer relationship positions.

Our competitive strategy is to provide each of our commercial customers with a highly skilled relationship manager that will serve as the customer’s key point of contact with us. Our business model is to provide our customers with seasoned relationship managers that can deliver greater value to our customers than our competitors. Achieving the status of a “trusted advisor” for our customers also requires that we minimize relationship manager turnover and provide stability to the customer relationship. Competition for experienced personnel is intense, and we have no existing non-competition agreements with our key personnel, including our relationship managers. Therefore, we cannot assure you that we will be able to successfully attract and retain such personnel or prevent them from competing with us should we lose their services.

We may not be able to execute our growth strategy.

Our future success depends on our achieving growth in commercial banking relationships that result in increased commercial loans outstanding at yields that are profitable to us. Achieving our growth targets requires us to attract customers that currently bank at other financial institutions in our market, thereby increasing our share of the market. Our strategy is to provide a local, high-touch relationship servicing experience that we believe is attractive to customers in our marketplace. We cannot assure you that we will be able to expand our market presence or that any such expansion will not adversely affect our results of operations.

Our strategy for future growth also may place a significant strain on our management, personnel, systems and resources. Maintaining strong credit quality while growing our loan portfolio is critical to achieving and sustaining profitable growth. We cannot assure you that we will manage our growth effectively. If we fail to do so, our business could be materially harmed.

Our business may be adversely affected by the highly regulated environment in which we operate.

We are subject to extensive federal and state regulation and supervision, which is primarily for the protection of depositors and customers rather than for the benefit of investors. As a bank holding company, we are subject to regulation and supervision primarily by the Federal Reserve. Cole Taylor Bank, as an Illinois-chartered member bank, is subject to regulation and supervision by the Illinois Department of Financial and Professional Regulation and by the Federal Reserve. We must undergo periodic examinations by our regulators, who have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Our failure to comply with state and federal regulations can lead to, among other things, termination or suspension of our licenses, rights of rescission for borrowers, class action lawsuits and administrative enforcement actions. We cannot assure you that we will be able to fully comply with these regulations. Recently enacted, proposed and future legislation and regulations have had, and will continue to have, a significant impact on the financial services industry. Regulatory or legislative changes could cause us to change or limit some of our loan products or the way we operate our business and could adversely affect our profitability.

Our business is subject to the vagaries of domestic and international economic conditions and other factors, many of which are beyond our control and could significantly harm our business.

Our business is directly affected by domestic and international factors that are beyond our control, including economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, competition, changes in government monetary and fiscal policies, consolidation within our customer base and within our industry and inflation. For example, a significant decline in general economic conditions, such as recession, increased unemployment and other factors beyond our control, would significantly impact our business. A deterioration in economic conditions may result in a decrease in demand for commercial credit and a decline in real estate and other asset values. Delinquencies, foreclosures and losses generally increase during economic slowdowns and recessions, and we therefore expect that our servicing costs and credit losses would increase during such periods. Alternatively, increases in the level of interest rates could negatively impact the real estate market resulting in reduced real estate development activity and reduced debt service coverage.

We are subject to certain operational risks, including, but not limited to, data processing system failures and errors and customer or employee fraud.

There have been a number of highly publicized cases involving fraud or other misconduct by employees of financial services firms in recent years. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. Employee errors and misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. Should our internal controls fail to prevent or detect an occurrence, or if an occurrence is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition or results of operations. Our losses relating to these operational risks were less than $400,000 for each of the years ended December 31, 2004, 2003 and 2002 and have related primarily to non-employee initiated theft or fraud involving either loan or deposit accounts.

We are subject to security risks relating to our internet banking activities that could damage our reputation and our business.

Security breaches in our internet banking activities could expose us to possible liability and damage our reputation. Any compromise of our security also could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business.

Risks Related to an Investment in Our Common Stock

The Taylor family, which may have interests that differ from or conflict with those of other stockholders, currently owns a majority of our common stock. After this offering, the Taylor family will continue to own in excess of 40%, and they will continue to be able to strongly influence fundamental matters affecting our business.

The Taylor family, which includes Jeffrey W. Taylor, Bruce W. Taylor, Cindy Taylor Robinson and certain trusts for their benefit and the benefit of certain of their family members, in the aggregate, beneficially owns or controls in excess of 53% of our outstanding common stock. Members of the Taylor family are selling          shares of our common stock in this offering. Immediately after we complete this offering, the Taylor family will, in the aggregate, still own or control more than 40% of our common stock. As a result, while the Taylor family will no longer own a majority of our outstanding common stock, if they act together, they will continue to have the ability to strongly influence any matter submitted to our stockholders for approval, including amending our charter, approving mergers or similar transactions and electing our directors.

Upon the successful completion of this offering, our charter and by-laws will be amended as described in the section of this prospectus captioned “Description of Capital Stock — General.” Many of these amendments will have the effect of granting stockholders greater authority and influence in the conduct of our business; however, it is important to understand that the Taylor family will continue to exercise significant influence with respect to any matter that might be presented for stockholder approval, including pursuant to these amendments, and will continue to have the right to nominate up to three candidates for election to our Board of Directors and to own a sufficient number of shares of common stock to demand that we call a special meeting of stockholders. In any matter that might require stockholder approval, including at a special meeting of stockholders called at the demand of the Taylor family, the Taylor family may have interests that differ from or conflict with yours and those of other stockholders. The concentration of ownership of our common stock among the Taylor family, their resulting right to demand that we call a special meeting of stockholders and our inability, absent the unanimous approval of our board, to authorize an issuance of capital stock pending any such special meeting, if called, may adversely affect our efforts to raise additional capital in the future if the Taylor family does not support such a transaction. Furthermore, the concentration of ownership of our common stock among the Taylor family may delay or discourage others from initiating potential merger, takeover or other change in control transactions. As a result, the market price of our common stock could be adversely affected. Conversely, the death of one or more of our substantial stockholders, or the decision by the Taylor family to sell or liquidate their position in us for any reason, could have the effect of further altering the level of influence that the Taylor family has over our business.

Jeffrey Taylor and Bruce Taylor serve as members of our Board of Directors and Cole Taylor Bank’s Board of Directors and as both our and Cole Taylor Bank’s highest ranking officers. Melvin Pearl, a member of the Board of Directors, serves as trustee of certain Taylor family trusts. These persons may experience conflicts of interest in the execution of their duties on our behalf and on behalf of Cole Taylor Bank. We cannot assure you that these conflicts would be resolved in a manner favorable to us or Cole Taylor Bank.

Future sales of common stock by existing stockholders may have an adverse impact on the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities. After completion of this offering, there

will be              shares of our common stock outstanding. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our “affiliates” within the meaning of Rule 144 under the Securities Act.              of the remaining shares of outstanding common stock, representing approximately     % of the outstanding common stock upon completion of this offering, will be “restricted securities” under the Securities Act, subject to restrictions on the timing, manner and volume of sales of those shares. Our directors and executive officers and each selling stockholder have agreed for a period of 90 days after the date of the underwriting agreement, to not, without the prior written consent of Keefe, Bruyette & Woods, Inc., directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock, other than shares sold in this offering. This “lock-up” period may be extended under certain circumstances.

As of June 30, 2005, there were 873,668 shares of our common stock reserved for issuance upon the exercise of outstanding options and 136,033 shares reserved for issuance pursuant to future grants under our incentive compensation plan. On the first day of each calendar year during the term of our incentive compensation plan, the number of shares reserved for issuance under the plan is increased by a number of shares equal to the excess of 3.0% of the aggregate number of shares outstanding as of December 31 of the immediately preceding calendar year, over the number of shares remaining available for awards at that time. Subject to applicable vesting requirements and exercise with respect to options, these shares are available for sale in the open market.

The trading history of our common stock is characterized by low trading volume. The value of your investment may be subject to sudden decreases due to the volatility of the price of our common stock.

Our common stock trades on The Nasdaq National Market. Over the past three months, the average daily trading volume of our common stock was approximately 13,000 shares. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in interest rates;

•	changes in the legal or regulatory environment in which we operate;

•	press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	future sales of our common stock;

•	changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•	other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

In the past, stockholders often have brought securities class action litigation against a company following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future, which could result in substantial costs and divert management’s attention and resources.

As a holding company, we are dependent on receiving dividends from Cole Taylor Bank in order to pay dividends and other obligations, and there are restrictions on Cole Taylor Bank’s ability to pay dividends to us.

We are a holding company, and we conduct no business operations. Our principal asset is the outstanding capital stock of Cole Taylor Bank. As a result, we must rely on payments from Cole Taylor Bank to meet our obligations. Our current loan agreement restricts the amount of dividends that Cole Taylor Bank can pay to us. Specifically, Cole Taylor Bank is restricted under our loan agreement from paying annual cash dividends in a calendar year to us in excess of 60% of that year’s annual net income. Dividend payments from Cole Taylor Bank are also subject to Illinois law and to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by various regulatory agencies. As of June 30, 2005, Cole Taylor Bank could declare and pay $62.1 million of dividends to us without the approval of regulatory authorities. The ability of Cole Taylor Bank to pay dividends, however, is always subject to regulatory restrictions if paying dividends would impair its profitability, financial condition or other cash flow requirements. Although Cole Taylor Bank is considered “well-capitalized” under Federal Reserve guidelines, we cannot assure you that it will continue to meet the criteria under Illinois law or these regulatory guidelines, in which case it may be required to stop paying or reduce the amount of dividends paid to us.

Our ability to pay dividends on our common stock is limited by a number of restrictions.

While we have historically paid cash dividends on our common stock, we cannot assure you that we will pay dividends on our common stock in the future. The declaration and payment of dividends on our common stock is dependent on our earnings and financial condition, our ability to meet our liquidity and capital requirements, the general economic and regulatory climate, our ability to satisfy any equity or debt obligations senior to our common stock, and other matters deemed relevant by our Board of Directors. If we stop paying or reduce the amount of dividends, the price of our common stock could be materially adversely affected.

We may be required to seek approval from the Federal Reserve before paying dividends.    If our capital falls below minimum capital guidelines for bank holding companies set by the Federal Reserve, we will be required to seek prior approval from the Federal Reserve before we may pay any dividends on our common stock. Absent this approval, our ability to declare and pay dividends would be restricted.

Our current loan agreement limits our ability to pay dividends.    Our current loan agreement also restricts our ability to pay dividends if certain events of default exist or would result from paying the dividend. Our loan agreement requires compliance with certain defined financial covenants relating to Cole Taylor Bank, including covenants related to regulatory capital, return on average assets, nonperforming assets and holding company leverage. Our loan agreement also restricts the amount of dividends that we can pay to stockholders and the amount of dividends that Cole Taylor Bank can pay to us. We are restricted from paying annual cash dividends to common stockholders during a calendar year in excess of 25% of that year’s annual net income, while Cole Taylor Bank is restricted from paying annual cash dividends in a calendar year to us in excess of 60% of that year’s annual net income.

The terms of our trust preferred securities restrict our ability to pay dividends.    Payments of the distributions on the trust preferred securities of TAYC Capital Trust I and TAYC Capital Trust II, our wholly owned Delaware statutory trusts, are fully and unconditionally guaranteed by us. The junior subordinated debentures that we have issued to our subsidiary trusts are senior to our shares of common stock. As a result, we must make required payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, interest and principal obligations under the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We may defer the payment of interest on each of the junior subordinated debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and our ability to pay dividends to the holders of shares of our common stock will be restricted.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

We intend to use the net proceeds of this offering for general corporate purposes, which may include our working capital needs and investments in our subsidiary bank to support our continued growth. However, we have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of this offering effectively could have an adverse effect on our business, financial condition and results of operations.

Provisions of our amended and restated certificate of incorporation, by-laws and Delaware law, as well as state and federal banking regulations, could delay or prevent a takeover of us by a third party.

Our amended and restated certificate of incorporation and by-laws and Delaware law could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the price of our common stock. For example, our by-laws contain advance notice requirements for nominations for election to our Board of Directors and for proposing matters that stockholders may act on at stockholder meetings. In addition, we are subject to Delaware laws, including one that prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our Board.

Any individual, acting alone or with other individuals, who is seeking to acquire, directly or indirectly, 10% or more of our outstanding common stock must comply with the Change in Bank Control Act, which requires prior notice to the Federal Reserve for any acquisition. Any entity that wants to acquire 5% or more of our outstanding common stock, or otherwise to control us, may need to obtain the prior approval of the Federal Reserve under the Bank Holding Company Act of 1956, as amended. As a result, prospective investors in our common stock need to be aware of and to comply with those requirements, to the extent applicable. Approval may also be required by the Illinois Department of Financial and Professional Regulation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors” and elsewhere in this prospectus and in the documents we incorporate by reference in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “could” and “estimate” and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities in 2005 and beyond to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and other factors include, without limitation: the effect on our profitability if interest rates fluctuate as well as the effect of any imbalances in the interest rate sensitivities of our assets and liabilities; the possibility that our wholesale funding sources may prove insufficient to replace deposits at maturity and support our growth; the risk that our allowance for loan losses may prove insufficient to absorb probable losses in our loan portfolio; possible volatility in loan charge-offs and recoveries between periods; the effectiveness of our hedging transactions and their impact on our future results of operations; the risks associated with implementing our business strategy and managing our growth effectively; changes in economic conditions in our marketplace and general conditions in the U.S. economy, interest rates, deposit flows, loan demand, competition, legislation or regulatory and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and technological factors impacting our operations.

For further information about these and other risks, uncertainties and factors, please review the disclosure included in this prospectus under the caption “Risk Factors.”

You should not place undue reliance on any forward-looking statements. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements or risk factors, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from our sale of              shares of our common stock in this offering will be approximately $            , or approximately $             million if the underwriters’ over-allotment option is exercised in full. In each case, this assumes a public offering price of $             per share, the last reported sale price of our common stock on The Nasdaq National Market on                     , 2005 and deduction of the underwriting discount and estimated offering expenses. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds of this offering for general corporate purposes, which may include our working capital needs and investments in our subsidiary bank to support our continued growth.

Until utilization of the net proceeds, we will invest them temporarily in short-term investments. The precise amount and timing of our use of the net proceeds will depend on market conditions and our growth, among other factors.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005. Our capitalization is presented on a historical basis and on an as adjusted basis to give effect to the sale of              shares of common stock offered by us in this offering, less the underwriting discount and estimated offering expenses, at a public offering price of $             per share, the last reported sale price of our common stock on The Nasdaq National Market on                     , 2005, and assuming the underwriters’ over-allotment option is not exercised. This table should be read in conjunction with the documents incorporated by reference (or to be incorporated by reference) in this prospectus, including our Annual Report on Form 10-K for our fiscal year ended December 31, 2004 and our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2005.

	As of June 30, 2005(1)
	Actual	As Adjusted(2)
	(dollars in thousands, except per share amounts)
Notes payable and FHLB advances	$85,500		$85,500
Junior subordinated debentures(3)	87,638		87,638
Stockholders’ equity:
Common stock, $.01 par value; 25,000,000 shares authorized; 9,761,061 shares outstanding, actual, and shares outstanding, as adjusted(4)	101
Preferred stock, $.01 par value; 5,000,000 shares authorized; 0 shares outstanding, actual, and 0 shares outstanding, as adjusted	—		—
Surplus	150,922
Unearned compensation — stock grants	(2,692)		(2,692)
Retained earnings	32,338		32,338
Accumulated other comprehensive loss	(899)		(899)
Treasury stock, at cost	(7,057)		(7,057)

Total stockholders’ equity	172,713

Total capitalization	345,851

Book value per share(5)	$17.69	$
Capital Ratios(6):
Total stockholders’ equity to total assets	5.62%
Tier 1 leverage ratio	7.08
Tier 1 capital to risk-weighted assets	8.05
Total capital to risk-weighted assets	10.74

(1)	The number of shares of our common stock outstanding immediately after this offering is based on the number of shares outstanding as of June 30, 2005. This number does not take into account:

•	873,668 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $23.14 per share; and

•	136,033 shares of common stock reserved for issuance pursuant to future grants under our incentive compensation plan.

(2)	If the underwriters’ over-allotment option is exercised in full, common stock, surplus and total shareholders’ equity would be $ , $ and $ , respectively.

(3)	Consists of debt issued in connection with the issuance of our trust preferred securities.

(4)	If the underwriters’ over-allotment option is exercised in full, the as adjusted number of shares outstanding would be .

(5)	Actual book value per share equals total shareholders’ equity of $172,713, divided by 9,761,061 shares outstanding at June 30, 2005. Book value per share as adjusted equals total shareholders’ equity of $ (assuming net proceeds to us from this offering of $ ), divided by shares outstanding (assuming issuance and sale by us of shares in this offering).

(6)	Capital ratios as adjusted assume that the net proceeds will be invested initially in federal funds until utilized by us over time.

PRICE RANGE OF OUR COMMON STOCK

Our common stock trades on The Nasdaq National Market under the symbol “TAYC”. The high and low sales price of our common stock for the periods indicated is set forth below:

	High	Low
2005
Quarter Ended March 31	$34.15	$30.02
Quarter Ended June 30	39.50	30.89
Quarter Ending September 30 (through July 22)	39.55	37.00

2004
Quarter Ended March 31	$28.75	$23.00
Quarter Ended June 30	25.00	19.97
Quarter Ended September 30	24.46	21.38
Quarter Ended December 31	35.20	23.46

2003
Quarter Ended March 31	$20.85	$17.78
Quarter Ended June 30	25.80	19.55
Quarter Ended September 30	25.12	20.60
Quarter Ended December 31	27.99	23.23

As of July 22, 2005, the last reported sale of our common stock on The Nasdaq National Market was $39.34.

As of June 30, 2005, there were 63 stockholders of record of our common stock, based upon securities position listings furnished to us by our transfer agent. We believe the number of beneficial owners is greater than the number of record holders because a large portion of our common stock is held of record through brokerage firms in “street name”.

DIVIDEND INFORMATION

The following table sets forth, for each quarter in 2005, 2004 and 2003, the dividends per share declared on our common stock:

	2005	2004	2003
First quarter	$0.06	$0.06	$0.06
Second quarter	0.06	0.06	0.06
Third quarter		0.06	0.06
Fourth quarter		0.06	0.06

Holders of our common stock are entitled to receive any cash dividends that may be declared by our Board of Directors. Since 1997, we have paid regular cash dividends on our common stock. The declaration and payment of dividends on our common stock is at the discretion of our Board of Directors and is dependent on our earnings and financial condition, our ability to meet our liquidity and capital requirements, the general economic and regulatory climate, our ability to satisfy any equity or debt obligations senior to our common stock, and other matters deemed relevant by our Board of Directors.

It is our intention to continue to pay cash dividends on our common stock to the extent permitted by our loan agreement, applicable banking regulations and the terms of our outstanding trust preferred securities. If our capital falls below minimum capital guidelines for bank holding companies set by the Federal Reserve, we will be required to seek prior approval from the Federal Reserve before we may pay any dividends on our common stock. Absent this approval, our ability to declare and pay dividends would be restricted.

Our current loan agreement restricts our ability to pay dividends if certain events of default exist or would result from paying the dividend. Our loan agreement requires compliance with certain defined financial covenants relating to Cole Taylor Bank, including covenants related to regulatory capital, return on average assets, nonperforming assets and holding company leverage. Our loan agreement also restricts the amount of dividends that we can pay to stockholders and the amount of dividends that Cole Taylor Bank can pay to us. We are restricted from paying annual cash dividends to common stockholders during a calendar year in excess of 25% of that year’s annual net income, while Cole Taylor Bank is restricted from paying annual cash dividends in a calendar year to us in excess of 60% of that year’s annual net income.

Payments of the distributions on the trust preferred securities of TAYC Capital Trust I and TAYC Capital Trust II, our wholly owned Delaware statutory trusts, are fully and unconditionally guaranteed by us. The junior subordinated debentures that we have issued to our subsidiary trusts are senior to our shares of common stock. As a result, we must make required payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the interest and principal obligation under the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We may defer the payment of interest on each of the junior subordinated debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and our ability to pay dividends to the holders of shares of our common stock will be restricted.

In addition, as a holding company, we ultimately are dependent upon Cole Taylor Bank to provide funding for our operating expenses, debt service and dividends.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers:

NAME	AGE	POSITION
Jeffrey W. Taylor	52	Chairman of the Board and Chief Executive Officer of Taylor Capital; Chairman of the Board of Cole Taylor Bank
Bruce W. Taylor	50	President and Director of Taylor Capital; President, Director and Chief Executive Officer of Cole Taylor Bank
Daniel C. Stevens	49	Chief Financial Officer and Secretary of Taylor Capital

Our directors consist of Jeffrey W. Taylor, Bruce W. Taylor and the following persons:

NAME	AGE	POSITION
Ronald Bliwas(1)	62	President and Chief Executive Officer of A. Eicoff & Company
Ronald Emanuel(3)	59	President of ATI Carriage House, Inc.,
Adelyn Leander(2)	74	Director of Taylor Capital
Edward T. McGowan	68	President of Edon Construction Co., Inc and Dreamco, Inc.
Louise O’Sullivan	59	Founder of Prime Advantage
Melvin E. Pearl(1)(2)	69	Retired, founding partner of Katten Muchin Rosenman LLP, currently “Of Counsel”
Shepherd G. Pryor, IV(1)(3)	58	Independent management consultant
Richard W. Tinberg(2)(3)	55	President and Chief Executive Officer of the Bradford Group
Mark L. Yeager(1)	55	Partner with McDermott, Will & Emery LLP

(1)	Member of the Corporate Governance and Nominating Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Audit and Examining Committee.

Jeffrey W. Taylor has served as Chairman of the Board, Chief Executive Officer and a director of our company since its inception in 1997 and Chairman of Cole Taylor Bank since 1994. Mr. Taylor served as a director of Cole Taylor Financial Group (“CTFG”) from its inception in 1984 until February 1997. From February 1994 until February 1997, Mr. Taylor served as Chairman and Chief Executive Officer of CTFG. From 1990 to February 1994, Mr. Taylor served as Vice Chairman of CTFG and Chairman and Chief Executive Officer of Cole Taylor Bank. Mr. Taylor served as Vice Chairman of Banking Strategy from April 1990 until the end of 1990. Mr. Taylor began his career with Cole Taylor Bank in 1978 as Associate General Counsel and has held several management positions with Cole Taylor Bank since that time. Mr. Taylor is the brother of Bruce W. Taylor.

Bruce W. Taylor has served as President and as a director of our company since its inception in 1997 and President and Chief Executive Officer of Cole Taylor Bank since 1994. He also has served as Chief Financial Officer of our company and Cole Taylor Bank from March 2004 through December 2004. Mr. Taylor served as a director of CTFG from its inception in 1984 until 1997. From 1994 until 1997, Mr. Taylor served as President of CTFG in addition to President and Chief Executive Officer of Cole Taylor Bank. From 1991 to February 1994, Mr. Taylor served as Vice Chairman of CTFG and President and Chief Operating Officer of Cole Taylor Bank. Mr. Taylor began working for Cole Taylor Bank in 1979 and has held several management positions with Cole Taylor Bank since that time. In 2005, Mr. Taylor was elected as a director of MTL Insurance Company, a life insurance company headquartered in Oak Brook, Illinois. Mr. Taylor is the brother of Jeffrey W. Taylor.

Daniel C. Stevens was appointed Chief Financial Officer of our company effective January 4, 2005. Prior to joining Taylor Capital Group, Mr. Stevens was the chief financial officer for UMB Financial, an $8 billion asset financial services company headquartered in Kansas City, from 2001 to December 2004. From 1999 to 2000, Mr. Stevens served as chief financial officer for Euronet Worldwide, a financial software and transaction processing services company headquartered in Kansas.

Committee Composition

Our Board of Directors has established three standing committees: an Audit and Examining Committee comprised solely of independent directors, a Compensation Committee and a Corporate Governance and Nominating Committee. We currently are deemed to be a “controlled company” within the meaning of Marketplace Rule 4350(c)(5) of The Nasdaq Stock Market due to the voting power held by the Taylor family and their affiliates. We have therefore relied on the “controlled company” exemption under the Nasdaq rules as an exemption from the requirements that (a) the compensation of our executive officers be determined by a compensation committee comprised solely of independent directors, and (b) director nominees be selected, or recommended for our Board of Director’s selection, by a nominating committee comprised solely of independent directors.

Upon consummation of this offering, we will no longer qualify as a “controlled company” within the meaning of the Nasdaq rules. In connection with this offering, our Board of Directors will take steps so that our Corporate Governance and Nominating Committee and Compensation Committee will be comprised solely of independent directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 30, 2005 by (1) each stockholder known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (2) each of our directors, (3) our Chief Executive Officer and each of the next two most highly compensated officers during the year ended December 31, 2004, (4) all of our directors and executive officers as a group and (5) each selling stockholder. The information presented in the table is based upon the most recent filings with the Securities and Exchange Commission (“SEC”) by such persons or upon information otherwise provided by such persons to us.

Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire on or before August 29, 2005 (60 days after June 30, 2005), through the exercise of options or other rights. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below have sole investment and voting power with respect to the shares described below.

The applicable percentage ownership for each person listed below is based upon 9,761,061 shares of common stock outstanding as of June 30, 2005. The following table also lists applicable percentage ownership based on              shares of common stock outstanding after completion of this offering. Shares of common stock subject to options currently exercisable or exercisable on or before August 29, 2005 are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Unless otherwise noted, the address for each holder of more than five percent of our common stock listed below is: c/o Taylor Capital Group, Inc., 9550 West Higgins Road, Rosemont, Illinois 60018.

	Shares Owned Prior to the Offering		Shares Offered Hereby	Shares Owned After the Offering
Names of Beneficial Owners	Number	%		Number	%
Directors and executive officers:
Jeffrey W. Taylor(1)	5,242,133	53.6%
Bruce W. Taylor(2)	5,238,023	53.6%
Ronald D. Emanuel(3)	185,441	1.9%	—	185,441
Edward T. McGowan(4)	86,304	*	—	86,304	*
Richard W. Tinberg	29,000	*	—	29,000	*
Daniel C. Stevens	14,569	*	—	14,569	*
Melvin E. Pearl	14,000	*	—	14,000	*
Mark L. Yeager	9,000	*	—	9,000	*
Adelyn Leander	7,900	*	—	7,900	*
Ronald L. Bliwas	3,485	*	—	3,485	*
Shepherd Pryor	2,127	*	—	2,127	*
Louise O’Sullivan	1,457	*	—	1,457	*
All directors and executive officers as a group (12 persons)	5,647,136	57.5%

Five percent stockholders:
Taylor Voting Trust U/A/D 11/30/98(5)	5,186,303	53.1%
Wellington Management Company, LLP(6) 75 State Street Boston, MA 02109	746,134	7.6%	—	746,134
Westport Asset Management, Inc.(7) 253 Riverside Avenue Westport, CT 06880	530,000	5.4%	—	530,000

*	Less than one percent

(footnotes on following page)

(1)	Includes 5,186,303 shares held by a Voting Trust dated November 30, 1998 of which Jeffrey W. Taylor, Bruce W. Taylor and Cindy Taylor Robinson each serve as trustees, 39,780 shares held in the Jeff W. Taylor Gift Trust dated June 10, 1982, 375 shares held by Susan Taylor as custodian for Adam Taylor UTMA, 375 shares held by Susan Taylor as custodian for Brian Taylor UTMA, 300 shares held by Susan Taylor as custodian for Lisa Taylor UTMA and 3,000 shares owned by Susan Taylor. Ms. Robinson is the sister of Jeffrey W. Taylor and Bruce W. Taylor.

(2)	Includes 5,186,303 shares held by a Voting Trust dated November 30, 1998 of which Jeffrey W. Taylor, Bruce W. Taylor and Cindy Taylor Robinson each serve as trustees and 39,720 shares held in the Bruce W. Taylor Gift Trust dated June 10, 1982.

(3)	Includes 172,691 shares owned by the Emanuel Family Partnership.

(4)	Includes 10,000 shares owned by the Edward T. McGowan Trust.

(5)	Jeffrey W. Taylor, Bruce W. Taylor and Cindy Taylor Robinson each serve as trustees of Taylor Voting Trust U/A/D 11/30/98.

(6)	The number of shares of common stock shown as beneficially owned was derived from a Schedule 13G/A, dated February 14, 2005, and filed with the SEC by Wellington Management Company, LLP. According to the Schedule 13G/A, Wellington Management Company, LLP, in its capacity as an investment adviser, may be deemed to beneficially own 746,134 shares of common stock that are held by its clients. The Schedule 13G/A further provides that Wellington Management Company, LLP has shared voting power over 330,507 shares of common stock and shared dispositive power over 741,834 shares of common stock.

(7)	The number of shares of common stock shown as beneficially owned was derived from a Schedule 13G/A, dated February 14, 2005, and filed with the SEC by Westport Asset Management, Inc. According to the Schedule 13G/A, Westport Asset Management, Inc., in its capacity as an investment adviser, may be deemed to beneficially own 530,000 shares of common stock that are held by its clients. The Schedule 13G/A further provides that Westport Asset Management, Inc. has sole voting and dispositive power over 491,000 shares of common stock and shared voting and dispositive power over 38,500 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

General

The following summary describes the material terms of our capital stock and is subject to, and qualified by, applicable law and the provisions of our amended and restated certificate of incorporation and amended and restated by-laws. Our authorized capital stock consists of 30,000,000 shares, of which 25,000,000 shares are common stock, par value $0.01 per share, and 5,000,000 shares are preferred stock, par value $0.01 per share. After giving effect to this offering, our outstanding capital stock will consist of              shares of common stock.

Comparison of Governing Documents

Upon consummation of this offering, your rights will continue to be governed by Delaware law and will also be governed by our second amended and restated certificate of incorporation and second amended and restated by-laws. On July 22, 2005, our Board of Directors approved a term sheet describing certain proposed amendments to our current amended and restated certificate of incorporation and by-laws to be effective upon consummation of this offering. Prior to closing this offering, we anticipate that the Taylor family, as the holders of a majority of our total outstanding voting stock entitled to vote thereon, will authorize and approve the amendments to our amended and restated certificate of incorporation.

The following is a summary of the material differences between the provisions of our amended and restated certificate of incorporation and our amended and restated by-laws, on the one hand, and our second amended and restated certificate of incorporation and second amended and restated by-laws, on the other hand, to be effective upon consummation of this offering. This summary is not a complete statement of your rights as a stockholder or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to the governing corporate instruments, which you should read. Copies of the governing corporate instruments will be included as exhibits to the registration statement of which this prospectus is a part. To find out where you will be able to get copies of these documents once they are filed, see the section of this prospectus entitled “Where You Can Find Additional Information” on page 32.

Certificate of Incorporation

Amended and Restated Certificate of Incorporation	Second Amended and Restated Certificate of Incorporation

Authorized Shares. We have the authority to issue up to thirty million (30,000,000) shares of capital stock, consisting of (a) twenty-five million (25,000,000) shares of common stock, par value $0.01 per share, and (b) five million (5,000,000) shares of preferred stock, par value $0.01 per share.	Authorized Shares. We have the authority to issue up to twenty-three million (23,000,000) shares of capital stock, consisting of (a) eighteen million (18,000,000) shares of common stock, par value $0.01 per share, and (b) five million (5,000,000) shares of preferred stock, par value $0.01 per share.

Preferred Stock Voting Rights. Our Board of Directors has the authority to designate the rights and preferences of one or more classes of preferred stock, including with respect to voting rights.	Preferred Stock Voting Rights. Our Board of Directors will continue to have authority to designate one or more classes of preferred stock, except that it would not be permitted to create any voting rights for preferred stock other than the right, voting separately as a class with the holders of any one or more designated classes entitled to vote upon the occurrence of a Voting Event (as defined below), commencing at our next annual meeting of stockholders, unless the Voting Event has been terminated, to cast one vote per share for the election of one additional director.

A “Voting Event” is deemed to occur if dividends payable on any share or shares of our preferred stock have not been declared and paid at the stated rate for the equivalent of eight full quarterly periods (whether or not consecutive).

Board of Directors. Our directors are divided into three classes, Class I, Class II and Class III, with each class having as equal a number of members as reasonably possible. Each director is elected for a three-year term and holds office until the annual meeting of stockholders in the year in which his or her term expires and until his or her successor is elected and qualified, subject, however, to prior death, resignation, retirement or removal from office. So long as the Taylor family beneficially owns a majority of the total voting power of our outstanding stock entitled to vote, our directors may be removed with or without cause; provided, however, that on and after the date on which the Taylor family ceases to beneficially own a majority of the total voting power of our outstanding stock entitled to vote, directors may only be removed for cause.	Board of Directors. All of our directors are elected at each annual meeting of stockholders. Each director is elected for a one-year term and holds office until his or her successor is elected and qualified, subject, however, to prior death, resignation, retirement or removal from office. Our directors may be removed with or without cause.

Written Consent. So long as the Taylor family beneficially owns a majority of the total voting power of our outstanding stock entitled to vote, any action required to be taken by our stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, if a written consent setting forth the action to be taken is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take such action; provided, however, that on and after the date on which the Taylor family ceases to beneficially own a majority of the total voting power of our outstanding stock entitled to vote, any action required or permitted to be taken by the stockholders will be effected only at a duly called annual or special meeting of stockholders and may not be effected by written consent.	Written Consent. Any action required or permitted to be taken by our stockholders will be effected only at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Amendment of By-Laws. Our Board of Directors is authorized to adopt, amend or repeal our by-laws.	Amendments of By-laws. Our Board of Directors is authorized to adopt, amend or repeal our by-laws; provided, however, that the affirmative vote of the holders of a majority of our total outstanding voting stock will be required to amend, alter or repeal, or to adopt any provisions inconsistent with, Sections 2.3 (Special Meetings), 2.6 (Quorum), 2.9 (Director Nominations), 3.2 (Number of Directors; Election and Term of Office), 4.4 (Special Meetings of the Board of Directors) and 8.1(b) (Director Removal) of our by-laws.

By-laws

Amended and Restated By-laws	Second Amended and Restated By-laws

Special Meetings of Stockholders. Special meetings of stockholders may only be called by the Chairman of the Board of Directors, the President or a majority of the Board of Directors then in office.	Special Meetings of Stockholders. Special meetings of stockholders may only be called by the Chairman of the Board of Directors, the President or a majority of the Board of Directors then in office. In addition, a special meeting of stockholders may be requested in writing by the holders of at least thirty-five percent (35%) of the total voting power of our outstanding stock entitled to vote generally in the election of directors. We will convene a special meeting of stockholders for any proper purpose, so long as that purpose is stated with specificity in the written notice to our Board of Directors (a “Stockholder Request”). If at any time a Stockholder Request has been properly submitted, the Board of Directors (x) will convene a special meeting of stockholders within ninety (90) days of receipt of the Stockholder Request, and (y) will not be permitted, except pursuant to the unanimous approval of the Board of Directors, to authorize the issuance of any shares of capital stock from the date of our receipt of the Stockholder Request until the earlier of (i) the first business day following a special meeting of stockholders convened pursuant to the Stockholder Request, or (ii) 180 days following the receipt of the Stockholder Request by our Board of Directors. In the event the Board of Directors fails to convene a special meeting of stockholders within ninety (90) days of a properly submitted Stockholder Request, the stockholder(s) who submitted such Stockholder Request shall have the right to convene a special meeting within the following ninety (90) day period; provided such stockholder(s) provide the Board of Directors and all other stockholders with written notice no less than thirty (30) nor more than sixty (60) days in advance of such meeting, with such notice to include the date, time and the location of such meeting, which shall be at a location in Chicago, Illinois.

Quorum. Holders of a majority of our stock issued and outstanding and entitled to vote at a meeting of stockholders, present in person or by proxy, will constitute a quorum for the transaction of business at any meeting of stockholders.	Quorum. Holders of at least thirty-five percent (35%) of the shares of our common stock issued and outstanding and entitled to vote at a meeting of stockholders, present in person or by proxy, will constitute a quorum for the transaction of business at any meeting of stockholders.

Director Nominations.    Nominations for the election of our directors may be made by our Board of Directors or by any stockholder entitled to vote for the election of directors. Nominations by stockholders
Director Nominations. Nominations for the election of our directors may be made by our Board of directors or by any stockholder entitled to vote for the election of directors; provided, however, that so long

must be made in writing and delivered or mailed to our Secretary generally not less than one hundred twenty (120) nor more than one hundred fifty (150) days prior to the first anniversary of the date on which we mailed our proxy materials.	as the Taylor family beneficially owns in the aggregate twenty-five percent (25%) or more of the total voting power of our outstanding stock entitled to vote generally in the election of directors, the Taylor family will be entitled to nominate up to three (3) candidates for election to the Board of Directors at any annual meeting of stockholders or special meeting of stockholders called for the purpose of electing directors. Nominations by stockholders with respect to any annual meeting of stockholders must be made in writing and delivered or mailed to our Secretary generally not less than one hundred twenty (120) nor more than one hundred fifty (150) days prior to the first anniversary of the date on which we mailed our proxy materials. Nominations by stockholders with respect to any special meeting of stockholders must be made in writing and delivered or mailed to our Secretary not less than the tenth (10th) day following the day on which the public announcement of the date of the special meeting is made.

New Business. Any new business to be taken up at any meeting of stockholders, other than new business taken up at the request of the Chairman of the Board or the Board of Directors, must be stated in writing and delivered or mailed to our Secretary generally not less than one hundred twenty (120) nor more than one hundred fifty (150) days prior to the first anniversary of the date on which we mailed our proxy materials.	New Business. Any new business to be taken up at any annual meeting of stockholders, other than new business taken up at the request of the Chairman of the Board or the Board of Directors, must be stated in writing and delivered or mailed to the Secretary of the corporation generally not less than one hundred twenty (120) nor more than one hundred fifty (150) days prior to the first anniversary of the date on which we mailed our proxy materials. Any new business to be taken up at any special meeting of stockholders, other than new business taken up at the request of the Chairman of the Board or the Board of Directors, must be stated in writing and delivered or mailed to our Secretary not less than the tenth (10th) day following the day on which public announcement of the date of the special meeting is first made.

Number; Election and Term of Office. Our Board of Directors will initially consist of four directors subject to adjustment by resolution of our Board of Directors.	Number; Election and Term of Office. Our Board of Directors will consist of at least six (6) and not more than thirteen (13) directors.

Meetings of the Board of Directors. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman of the Board or the President on two (2) days’ notice to each director.	Meetings of the Board of Directors. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman of the Board or the President on two (2) days’ notice to each director. Notwithstanding the foregoing, any meeting of the Board of Directors at which the Board of Directors will authorize the issuance of any shares of capital stock of the corporation shall require five (5) days’ notice to each director.

Common Stock

Our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, validly issued, fully paid and nonassessable. Subject to the rights of holders of preferred stock which may be issued, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our Board of Directors may from time to time determine. Our shares of common stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting in the election of directors.

We have paid regular cash dividends on our common stock since we commenced operations in the first quarter of 1997. The holders of our common stock are entitled to receive such dividends as are declared by our Board of Directors, which considers payment of dividends quarterly. The common stock dividends are subject to the rights of holders of preferred stock. It is our intention to continue to pay cash dividends on the common stock to the extent permitted by our loan agreement, applicable banking regulations and the terms of the trust preferred securities. We cannot assure you, however, that we will pay dividends or that we will not reduce or eliminate dividends in the future. The declaration and payment of dividends on our common stock is at the discretion of our Board of Directors and is dependent on our earnings and financial condition, our ability to meet our liquidity and capital requirements, the general economic and regulatory climate, our ability to satisfy any equity or debt obligations senior to our common stock, and other matters deemed relevant by our Board of Directors.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our Board of Directors, without stockholder action, to issue preferred stock in classes or series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. However, our second amended and restated certificate of incorporation will limit the voting rights that can be established. See “—Comparison of Governing Documents.” The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control. As of the date of this prospectus, no shares of preferred stock are outstanding.

Trust Preferred Securities

In October 2002, TAYC Capital Trust I, our wholly owned subsidiary and a Delaware statutory trust, issued trust preferred securities, the proceeds of which were invested by TAYC Capital Trust I in 9.75% junior subordinated debentures. In June 2004, TAYC Capital Trust II, our wholly owned subsidiary and a Delaware statutory trust, issued floating rate trust preferred securities and invested the proceeds, along with proceeds received from the purchase of its common equity securities, in floating rate junior subordinated debentures. We may defer the payment of interest on each of the junior subordinated debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and our ability to pay dividends to the holders of shares of our common stock will be restricted.

Delaware Anti-takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

•	prior to the date at which the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which the person became an interested stockholder;

•	the stockholder acquires more than 85% of the outstanding voting stock of the corporation, excluding shares held by directors who are officers or held in certain employee stock plans, upon consummation of the transaction in which the stockholder becomes an interested stockholder; or

•	the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder, at a meeting of the stockholders, and not by written consent, held on or subsequent to the date of the business combination.

An interested stockholder is a person who, together with affiliates and associates, owns, or at any time within the prior three years did own, 15% or more of the corporation’s voting stock. A business combination includes, without limitation, mergers, consolidations, stock sales and asset-based transactions and other transactions resulting in a financial benefit to the interested stockholder.

Our amended and restated certificate of incorporation and by-laws contain a number of provisions relating to corporate governance and to the rights of stockholders. Some of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control of us. These provisions include (1) a requirement that stockholder action may be taken only at stockholder meetings following consummation of this offering; (2) notice requirements in our by-laws relating to nominations to our Board of Directors and to the raising of business matters at meetings of stockholders; and (3) authorization of the issuance of “blank check” preferred stock by our Board of Directors without stockholder approval.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is LaSalle Bank National Association.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name in the following table.

Name of Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.
Stifel, Nicolaus & Company, Incorporated
Ryan Beck & Co., Inc.

Total

The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets;

•	we deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.

Over-Allotment Option

We have granted the underwriters an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of                      additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $             per share on sales to other brokers and dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that will be paid by us and the selling stockholders to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discount to be paid by:
Us	$	$	$	$
Selling Stockholders	$		$

We estimate that the total expenses of this offering payable by us, exclusive of underwriting discounts, will be approximately $            .

Lock-Up Agreements

We, each of our directors and executive officers and each selling stockholder have agreed, for a period of 90 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors and each selling stockholder, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and any selling group members who are qualified market makers on The Nasdaq Stock Market may engage in passive market making transactions in our common stock on The Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of this offering, and before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

Certain of the underwriters and some of their respective affiliates have performed and may continue to perform financial advisory, investment banking, correspondent and investment safekeeping services for us in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

LEGAL MATTERS

The validity of the shares of common stock being offered by us and by the selling stockholders will be passed upon for us by our counsel, Katten Muchin Rosenman LLP, Chicago, Illinois. Melvin E. Pearl, a member of our Board of Directors, is a retired, founding partner of Katten Muchin Rosenman LLP and currently serves as “Of Counsel” to that firm. Katten Muchin Rosenman LLP also acts as our counsel from time to time and a limited number of its attorneys own, in the aggregate, less than 1% of the outstanding shares of our common stock.

Various legal matters relating to this offering will be passed upon for the underwriters by their counsel, Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Taylor Capital Group, Inc. and its subsidiary as of December 31, 2004 and 2003, and for each of the years in the three year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC as 1-800-SEC-0330.

We filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be issued in this offering. This prospectus, which forms a part of that registration statement, does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You can obtain a full registration statement from the SEC as indicated above.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and the information we file subsequently with the SEC will automatically update and supercede the information in this prospectus. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. This historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above. The information included elsewhere in this prospectus and the following information incorporated by reference in this prospectus is considered to be part of this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 10, 2005, including portions of our definitive proxy statement on Schedule 14A for our 2005 Annual Meeting of Stockholders incorporated therein by reference;

•	Our Current Reports on Form 8-K, filed with the SEC on February 23, 2005, March 10, 2005, June 22, 2005, and July 19, 2005;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed with the SEC on May 6, 2005;

•	Any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934, (1) after the date of the filing of this registration statement and before its effectiveness and (2) until we sell all of the shares of common stock to which this prospectus relates or the offering is otherwise terminated.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you with a copy of any information that we incorporate by reference into the registration statement on Form S-3 or this prospectus, at no cost, by writing us. Please send your request to:

Taylor Capital Group, Inc.

Attention: Daniel C. Stevens, Chief Financial Officer

9550 West Higgins Road

Rosemont, Illinois 60018

                     Shares

TAYLOR CAPITAL GROUP, INC.

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

Stifel, Nicolaus & Company

Incorporated

Ryan Beck & Co.

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting discounts) payable by us in connection with the issuance and distribution of our common stock pursuant to the prospectus contained in this registration statement. We will pay all of these expenses. All expenses other than the SEC registration fee and NASD filing fee are estimated. The selling stockholders will pay their own legal fees and expenses in connection with the issuance and distribution of our common stock offered by them pursuant to the prospectus contained in this registration statement.

Approximate Amount
SEC Registration Fee		$7,768.20
NASD Filing Fee		7,100.00
Transfer Agent and Registration Fees		*
Printing and Engraving Expenses		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Blue Sky Fees and Expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

Item 15.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of their fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

These provisions do not affect a director’s responsibilities under any other laws, including the federal securities laws or state or federal environmental laws.

Our amended and restated bylaws also contain provisions that require us to indemnify our directors, and permit us to indemnify our officers and employees, to the fullest extent permitted by Delaware law. However, we are not obligated to indemnify any such person:

•	with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense; or

•	for any amounts paid in settlement, without our prior written consent, of an action in respect of which we would otherwise indemnify such person.

We have entered into indemnity agreements with each of our directors and executive officers providing for the indemnification described above. We believe that these limitations on liability are essential to attracting and retaining qualified persons as directors and executive officers. We have also obtained directors’ and officers’ liability insurance to cover these individuals.

The underwriting Agreement filed as Exhibit 1 hereto entitles our directors and officers to indemnification by underwriters and agents who participate in the distribution of securities covered by this registration statement against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Item 16.    Exhibits.

Exhibit Number	Exhibit
1*	Form of Underwriting Agreement.

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference from Exhibit 3.1 of the Amended Registration Statement on Form S-1 filed on October 10, 2002 (Registration No. 333-89158)).

3.2	Certificate of Elimination of 9% Noncumulative Perpetual Preferred Stock, Series A, of Registrant.

3.3*	Form of Second Amended and Restated Certificate of Incorporation of the Registrant.

3.4*	Form of Second Amended and Restated Bylaws of the Registrant.

4.1	Form of certificate representing Taylor Capital Group, Inc. Common Stock (incorporated by reference from Exhibit 4.3 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.2	Indenture between Taylor Capital Group, Inc. and LaSalle Bank National Association, as trustee (incorporated by reference from Exhibit 4.4 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.3	Form of Junior Subordinated Debenture due 2032 (incorporated by reference from Exhibit 4.5 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.4	Certificate of Trust of TAYC Capital Trust I (incorporated by reference from Exhibit 4.6 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.5	Amended and Restated Trust Agreement of TAYC Capital Trust I (incorporated by reference from Exhibit 4.8 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.6	Preferred Securities Guarantee Agreement (incorporated by reference from Exhibit 4.9 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.7	Agreement as to Expenses and Liabilities by and between Taylor Capital Group, Inc. and TAYC Capital Trust I (incorporated by reference from Exhibit 4.10 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.8	Certificate representing TAYC Capital Trust I Trust Preferred Security (incorporated by reference from Exhibit 4.11 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.9	Certificate of Trust of TAYC Capital Trust II (incorporated by reference from Exhibit 4.12 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

4.10	Amended and Restated Declaration of Trust by and among Wilmington Trust Company, as Delaware and Institutional Trustee, Taylor Capital Group, Inc., as Sponsor, Jeffrey W. Taylor, Bruce W. Taylor and Robin Van Castle, as Administrators (incorporated by reference from Exhibit 4.13 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

4.11	Indenture between Taylor Capital Group, Inc. and Wilmington Trust Company, as trustee (incorporated by reference from Exhibit 4.14 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

Exhibit Number	Exhibit
4.12	Guarantee Agreement by and between Taylor Capital Group, Inc. and Wilmington Trust Company (incorporated by reference from Exhibit 4.15 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

4.13	Certificate representing Floating Rate Capital Securities of TAYC Capital Trust II (incorporated by reference from Exhibit 4.16 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

4.14	Certificate representing Floating Rate Common Securities of TAYC Capital Trust II (incorporated by reference from Exhibit 4.17 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

4.15	Floating Rate Junior Subordinated Deferrable Interest Debenture due 2034 (incorporated by reference from Exhibit 4.18 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

5*	Opinion of Katten Muchin Rosenman LLP as to the legality of the securities being registered (including consent).

23	Consent of KPMG LLP with respect to the financial statements of the Registrant.

24	Powers of Attorney (included on the signature page hereto).

*	To be filed by amendment

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosemont, State of Illinois on the 25th day of July, 2005.

TAYLOR CAPITAL GROUP, INC.

By:	/S/ DANIEL C. STEVENS
Daniel C. Stevens Chief Financial Officer (Principal Financial and Accounting Officer)

By:	/S/ JEFFREY W. TAYLOR
Jeffrey W. Taylor Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints each of Jeffrey W. Taylor, Bruce W. Taylor and Daniel C. Stevens his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, to sign on his behalf, individually and in each capacity stated below, all amendments and post-effective amendments to this Registration Statement on Form S-3 (including any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and all amendments thereto) and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 25, 2005.

Signature	Title

/S/ JEFFREY W. TAYLOR Jeffrey W. Taylor	Chief Executive Officer and Chairman of the Board

/S/ BRUCE W. TAYLOR Bruce W. Taylor	President and Director

/S/ DANIEL C. STEVENS Daniel C. Stevens	Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ RONALD L. BLIWAS Ronald L. Bliwas	Director

/S/ RONALD EMANUEL Ronald Emanuel	Director

Signature	Title

/S/ ADELYN DOUGHERTY LEANDER Adelyn Dougherty Leander	Director

/S/ EDWARD T. MCGOWAN Edward T. McGowan	Director

/S/ LOUISE O’SULLIVAN Louise O’Sullivan	Director

/S/ MELVIN E. PEARL Melvin E. Pearl	Director

/S/ SHEPHERD G. PRYOR IV Shepherd G. Pryor IV	Director

/S/ RICHARD W. TINBERG Richard W. Tinberg	Director

/S/ MARK L. YEAGER Mark L. Yeager	Director

EXHIBIT INDEX

Exhibit Number	Exhibit
1*	Form of Underwriting Agreement.

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference from Exhibit 3.1 of the Amended Registration Statement on Form S-1 filed on October 10, 2002 (Registration No. 333-89158)).

3.2	Certificate of Elimination of 9% Noncumulative Perpetual Preferred Stock, Series A, of Registrant.

3.3*	Form of Second Amended and Restated Certificate of Incorporation of the Registrant.

3.4*	Form of Second Amended and Restated Bylaws of the Registrant.

4.1	Form of certificate representing Taylor Capital Group, Inc. Common Stock (incorporated by reference from Exhibit 4.3 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.2	Indenture between Taylor Capital Group, Inc. and LaSalle Bank National Association, as trustee (incorporated by reference from Exhibit 4.4 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.3	Form of Junior Subordinated Debenture due 2032 (incorporated by reference from Exhibit 4.5 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.4	Certificate of Trust of TAYC Capital Trust I (incorporated by reference from Exhibit 4.6 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.5	Amended and Restated Trust Agreement of TAYC Capital Trust I (incorporated by reference from Exhibit 4.8 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.6	Preferred Securities Guarantee Agreement (incorporated by reference from Exhibit 4.9 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.7	Agreement as to Expenses and Liabilities by and between Taylor Capital Group, Inc. and TAYC Capital Trust I (incorporated by reference from Exhibit 4.10 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.8	Certificate representing TAYC Capital Trust I Trust Preferred Security (incorporated by reference from Exhibit 4.11 of the Amended Registration Statement on Form S-1 filed October 10, 2002 (Registration No. 333-89158)).

4.9	Certificate of Trust of TAYC Capital Trust II (incorporated by reference from Exhibit 4.12 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

4.10	Amended and Restated Declaration of Trust by and among Wilmington Trust Company, as Delaware and Institutional Trustee, Taylor Capital Group, Inc., as Sponsor, Jeffrey W. Taylor, Bruce W. Taylor and Robin Van Castle, as Administrators (incorporated by reference from Exhibit 4.13 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

4.11	Indenture between Taylor Capital Group, Inc. and Wilmington Trust Company, as trustee (incorporated by reference from Exhibit 4.14 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

4.12	Guarantee Agreement by and between Taylor Capital Group, Inc. and Wilmington Trust Company (incorporated by reference from Exhibit 4.15 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

4.13	Certificate representing Floating Rate Capital Securities of TAYC Capital Trust II (incorporated by reference from Exhibit 4.16 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

4.14	Certificate representing Floating Rate Common Securities of TAYC Capital Trust II (incorporated by reference from Exhibit 4.17 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

Exhibit Number	Exhibit
4.15	Floating Rate Junior Subordinated Deferrable Interest Debenture due 2034 (incorporated by reference from Exhibit 4.18 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004).

5*	Opinion of Katten Muchin Rosenman LLP as to the legality of the securities being registered (including consent).

23	Consent of KPMG LLP with respect to the financial statements of the Registrant.

24	Powers of Attorney (included on the signature page hereto).

*	To be filed by amendment